

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Mr. Elie Farah
President and Chief Financial Officer
Transition Therapeutics, Inc.
101 College Street, Suite 220
Toronto, Ontario, Canada
M5G 1L7

> **Re:** **Transition Therapeutics, Inc.**
> **Form 20-F**
> **Filed September 28, 2010**
> **File No. 001-33514**

Dear Mr. Farah:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director